SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of  2)

1.

Annual General Meeting Materials

A copy of the Registrant's Annual General Meeting Materials with related attachments.  Form 51-901F and the Audited Financial Statements for the year ending December 31, 2002 were previously filed with the United States Securities and Exchange Commission on May 9, 2003.

2.        Exhibits

2.1      Letter to Shareholders

2.2      Notice of Meeting

2.3      Information Circular

2.4      Proxy Form

2.5      Return Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    May 20, 2003

William Meyer

Exhibit 2.1

REPORT TO THE SHAREHOLDERS

2002 represented the eighth active year for Minco in China. Minco has been a pioneer in China since 1995 and has evaluated over 350 mineral properties in China and conducted exploration programs on base metals and gold properties located in Hebei, Sichuan, Xinjiang, Gansu, and Inner Mongolia. Currently, Minco has two high quality gold projects and two exceptional base metals projects in China. The Company has completed it's phase-I drilling programs on the Gobi gold project after the successful exploration campaigns in 2000-2001. We defined about 3.5 million tones high-grade ores at the White Silver Mountain project, which is a major asset for the shareholders. The Company plans to conduct aggressive drilling programs in 2003 on the BYC and Gobi gold projects in China.

Operations

The Company's exploration efforts in 2002 were focused on the Gobi gold project located in western Inner Mongolia, China.  Exploration program during 2000-2001 was concentrated on the Zhulazhaga License (No. 5). In 2001, a trenching program was conducted over the southwestern extension of the 2000 gold discovery, yielding 14.8g/t Au over 9 meters true width. All trenches encountered similar style mineralization grading 5.6g/t Au over 13 meters, 8.7 g/t Au over 14 meters, 3.5 g/t Au over 12 meters, and 4.9 g/t Au over 12 meters.

A phase one drilling program, approximately 2000 meters in 14 holes, was conducted in 2002 to follow up this gold zone along strike and down-dip as well as to follow up the significant magnetic and IP anomalies defined during the 2000-2001 exploration program. Eight holes were drilled to a depth from 50 meters to 194 meters along strike of the sediment hosted mineralized horizon in the discovery pit and six holes intersected the mineralized zone with grade from 1g/t Au to 12 g/t Au.  Best mineralization was detected in DDH G-9 where an oxidized ore zone of 4.2 meters with an average grade of 5.02 g/t Au was intersected in a structurally brecciated zone within 21 meters of the surface.  The drilling program extended the Gold zone about 500 meters to the southwest  from the original discovery pit. This zone is open along strike both to the SW and NE of the discovery pit and to depth.

The other six holes were drilled to follow up the significant magnetic and IP anomalies defined during the 2000-2001 exploration program. While all the known mineralization is defined as typical distal gold skarn, test drilling hole G170-1 over the strongest magnetic anomaly M-2 has lead to the recognition of a new type of gold mineralization, the proximal gold skarn, in the project area. A thick carbonate package is well mineralized to  4.9g/t Au at its juxtaposition with a medium grained diorite at depth of 140 meters.

During 2002, a field program of geological mapping and rock geochemistry was also conducted on the Bayanxibie License (No. 6). A gold zone of more than 150m long by 2m wide was discovered in calcareous siltstone and shales.  Of the chip samples collected, numerous samples contain value between 2-4.4 g/t Au. Bayanxibie is contiguous to and directly north of the Zhulazhaga License. Both licensed areas are comprised of identical structure, Proterozoic sedimentary sequence,  alteration and gold mineralization, and form a large gold mineralization system that has the potential to host a world-class gold deposit, similar to those giant deposits discovered in the Tian Shan gold belt.

Exploration data from the Phase I drilling program has been reviewed and a 2000 meter drill program has been proposed for the coming field season in 2003. As the top priority, the drill program in 2003 will focus on the north-south structural zones or feeder zones.  At least 3 fences of drill holes are planned to trace the contact between the mineralized fault zone controlling mineralization and the permissive calcareous siltstone horizon which hosts the bulk of the mineralization at both the Chinese mine and Minco's Discovery Pit. The objectives for the 2003 exploration program continues to be defining a bulk tonnage oxide gold deposit that can  quickly be put  into open pit production with low operating costs.

During 2002, the Company deferred the drilling program on the White Silver Mountain project as Teck Cominco withdrew from the project, leaving Minco with a 41.4% earned interest.

New Acquisitions

In December 2002, Minco reached an agreement to acquire the right to earn 75% equity interest in the BYC gold project by spending C$2.4 million over four years. The BYC project is located in central Inner Mongolia - 50 km NW of Baotou city, a major mining city hosting the largest rare earth mine in the world. Both the Gobi and BYC gold projects are on the Eastern extension of the Tian Shan Gold Belt, which hosts giant Muruntau (140 million oz. Au) and Kumtor (15 million oz. Au) mines.

By February 2003 Minco had completed its first round of due diligence on the BYC gold project. Gold mineralization at the BYC project occurs along 4 shear zones with a 12 km strike length. Over 100 surface gold showings are identified on the property.  Trench samples in wide-spread oxide ores yield gold grades ranging from 1.2 g/t Au to 71 g/t Au, including 71g/t Au over 9 m, 15.4g/t over 4 m, and 8.2g/t Au over 6 m. The BYC project has exceptional potential for a large-scale and high-grade mine.

In December 2002, the Company signed a Letter of Intent with the Sichuan Bureau of Metallurgical Exploration, which gave Minco the exclusive right until May 2003 to enter into a joint venture to explore and develop the Caodi gold project in Sichuan Province, China. The Company is conducting a full due diligence and evaluation on the Caodi project.

During the year, the Company evaluated several gold, silver, and rare earth projects in China.

Financial

For the year 2002, operating expenditures in 2002 amounted to C$1,313,933, which includes exploration costs, property investigations, Vancouver head office overhead and costs associated with two joint venture companies in China. Total administrative expenses were $819,120 compared to $623,600 for the year 2001.  This $195,520 increase was the result of two major investor relation programs to enhance corporate visibility in security market, and to broader investors base both in USA and abroad.

Net loss from operations for 2002 was $(1,288,209) or $0.07 per share under US GAAP, compared to $(915,264) or $0.07 per share under US GAAP for 2001.

During May 2002, the Company completed a non-brokered private placement of C$550,000 at price of C$0.25 per share. The proceeds were mainly used for the exploration program on the Gobi gold project. Subsequent to the year-end, the Company closed a convertible debenture financing of $580,600.

Deregulation of Gold Industry in China

China is the forth-largest gold producer in the world. During 2001 the Chinese government initiated a program to deregulate its gold industry. Gold exchange in Shanghai became fully operational in late 2002. Gold was open for private citizens in China in December 2002.  Today, gold prices in China are tied to international pricing.  The deregulation of the gold industry, combined with positive changes in investment climate in mining, privatization of China's mining industry and China's entry into the World Trade Organization (WTO), represents a new business era for the Chinese mining industry, particularly the gold sector.

Outlook

Looking into 2003, the Company plans to conduct aggressive drilling programs on the BYC and Gobi gold projects and a major financing. The drilling program on the Gobi gold project will consists of at least 3 fences of holes to test high-grade feeder zones, south of the Discovery Pit.  Further drilling program will be conducted as results from phase II drilling warrant. On the BYC project, the exploration program will be comprised of detailed geological mapping, sampling of surface showings, and an aggressive drilling program.

The Company will continue its efforts to acquire high quality producing gold mines to generate cash flow and profit for the Company's continued growth.

In closing, Minco has been a pioneer in China since 1995.  We have established strong ties and relationships with premier mining organizations in China as well as strategic alliance with Teck Cominco Ltd., and built up expertise for property acquisition, project management, and doing business in China. Your Company is a leading foreign mining company in China with high quality gold and base metals projects. The management and all the employees in Canada and China are firmly committed to working hard to crystallize the values your Company has built up in China.

We would like to thank our shareholders, our dedicated Board of Directors, our joint venture partners, and our employees around the world for their continued patience, support, and invaluable contribution to Minco.

"William Meyer"

"Ken Z. Cai"

William Meyer, P. Eng.

Ken Z. Cai, Ph.D.

Chairman of the Board

President & CEO

Exhibit 2.2

MINCO MINING & METALS CORPORATION

Suite 1980, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Phone:  (604) 688-8002

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the 2003 Annual General Meeting of the Members of MINCO MINING & METALS CORPORATION (hereinafter called the "Company") will be held in the Ferguson Room, Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on:

WEDNESDAY, JUNE 25, 2003

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.    to receive the Report of the Directors;

2.    to receive the financial statements of the Company for its fiscal year ended December 31, 2002 and the report of the Auditors thereon;

3.    to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.    to determine the number of directors and to elect directors;

5.    to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is en-titled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes.  The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 9th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Ken Z. Cai"

President and C.E.O.

Exhibit 2.3

MINCO MINING & METALS CORPORATION

Suite 19 8 0, 1055 West Hastings Street

Vancouver, B.C. V6E 2E9

Annual Meeting of the Shareholders

to be held on June 25, 200 3

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of the 200 3 Annual General Meeting of members of Minco Mining & Metals Corporation (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.   The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value.  There is one class of shares only.  There are issued and outstanding , as at the record date of May 9, 2003, 1 8,610 ,123 common shares.  At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or repre-sented by proxy and entitled to vote shall have one vote for each share of which such member is the registered holder.  Shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Com-pany, no person or company beneficially owns, directly or indi-rectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than :

Title of Class               Identity of Holder                    Amount Owned         Percent of Class

Common Shares        Teck Cominco Limited(1)                  1,875,000(2)                        1 0.08%

Common Shares        Pacific Canada Resources Inc.          4,917,500(3)                        26.42%

Common Shares        Dr. Ken Cai                                      5,659.500(4)                       30.41%

                                                                                        PCR + options

Common Shares        All officers and                                5,223,750 (5)                         28.07%

                                directors as a group

                                ( seven persons)

(1) Teck Cominco Limited has a right of first refusal to purchase common shares of Minco in any future offerings so as to maintain its percentage of share ownership in the Company.

(2) Includes 1,250,000 shares owned by Teck Corporation and 625,000 common shares owned by Cominco Ltd. which are controlled by Teck Cominco Limited.

(3)  Includes 2,991,322 common shares held in escrow.  Dr. Ken Cai beneficially owns more than 10% of Pacific Canada Resources, Inc.  See also note (4) below.

(4)  Dr. Ken Cai, a director and officer of Minco, beneficially owns more than 10% of Pacific Canada Resources Inc.  Also includes options to purchase 7 42,000 common shares.

(5)  Includes Dr. Ken Cai's beneficial interest in shares owned by Pacific Canada Resources, Inc. and direct holdings of officers and directors.  (does not include options granted)

The directors have determined that all members of record as of the 9th day of May, 2003 will be entitled to receive notice of and to vote at the Meeting.  Those members so desiring may be represented by proxy at the Meeting.  The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC. V6C 3B9 or at the Head Office of the Company at Suite 19 8 0, 1055 West Hastings Street, Vancouver, BC. V6E 2E9 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 and 54-102 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a)    be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b)    more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the

Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

EXECUTIVE COMPENSATION

(Form BC V51-904, BC Securities Act and Regulations)

SUMMARY OF COMPENSATION TABLE

The following table sets forth the information concerning the total compensation paid, during each of the last three financial years (as applicable) to the Chief Executive Officer and President and, the Chairman of the Company (the "Executive Officers").

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG TERM COMPENSATION	ALL OTHER COMPENSATION ($)
		Salary	Bonus	Other	Shares under Option
Ken Cai President, Chief Executive Officer and Director	2002	Nil	Nil	$106,700(1)	742,000	Nil
	2001	Nil	Nil	$110,900 (1)	742,000	Nil
	2000	Nil	Nil	$110,300 (1)	371,000	Nil
William Meyer Chairman of the Board and Director	2002	Nil	Nil	Nil	500,000	Nil
	2001	Nil	Nil	Nil	250,000	Nil
	2000	Nil	Nil	Nil	250,000	Nil

(1)   Consulting fees paid and amounts paid as a travel allowance.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

The re were no options granted to insiders during the year ending December 31, 2002.   The following table sets out options that were granted to insiders during the fiscal year 2001, however, the re-pricing of a total of 1,000,600 options held by insiders was approved by the Toronto Stock Exchange and approved by the shareholders on June 28, 2001.

NAME OF EXECUTIVE OFFICER	OPTION GRANTED (#)	% OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FISCAL YEAR	EXERCISE OR BASE PRICE ($/SHARE)	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON DATE OF GRANT ($/SHARE)	EXPIRATION DATE
Ken Z. Cai	371,000	19.88%	C$0.20	C$74,200	Nov. 27, 2006
William Meyer	250,000	13.39%	C$0.20	C$50,000	Nov. 27, 2006

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

There were no options exercised during the most recently completed fiscal year by insiders .

Directors

Other than the granting of stock options, the directors of the Company have not been compensated by the Company in their capacities as directors during the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with the disclosure requirements of  Toronto Stock Exchange and using the Corporate Governance Guidelines set out in Section 474 of the Toronto Stock Exchange Company Manual as a reference (the "Guidelines"), the Board of Directors of the Company has adopted the following statement of corporate governance practices:

.

The Board acknowledges its responsibility for the stewardship of the Company in the following ways:

(i)    The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

(ii)    The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company's strategies to manage these risks.

(iii)    The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management.  The training and development of personnel is generally left to management.

(iv)    The Board assesses from time to time how effectively the Company communicates with shareholders, but does not have a formal communication policy.

(v)    The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control and management information systems.

The foregoing does not and is expressly not intended to alter, affect or expand in any way the legal duties of the directors to manage or supervise the management of the affairs and business of the Company.

2.    The Board shall consist of four directors.  Of the four management nominees for the Board, Robert M. Callander and Hans Wick are non-management and "unrelated directors".  The other nominees, Ken Cai and William Meyer, by nature of their management position, are related.  The Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could be perceived to, materially interfere with the director's ability to act with a view to the best interests of a corporation, other than interests and relationships arising from shareholdings.The Guidelines further state that if the Company has a "significant shareholder", the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder.  The  Company does not have a "significant shareholder" which, as defined by the Guidelines, is a shareholder with the ability to exercise a majority of votes for the election of the board of directors. The enterpreneurial nature of the Company, and the current stage of the Company's development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendant increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board's composition at this time.

3.    The Board has not constituted a nominating committee to propose new Board nominees and for assessing directors' performance as the Company is too small to justify a formal process in this regard.  However, the Board as a whole from time to time discusses potential candidates for the Board.

4.    For the reasons cited in 3 above, the Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors.

5.    The Company does not have a formal process of orientation and education for new members of the Board as some senior Board members currently have considerable experience as members of the boards of other public companies.

6.    The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company's business.  The Board as presently constituted includes considerable experience in the mining industry and generally in the resource sector as well as financial experience.

7.    Board members are presently compensated in the manner described under "Executive Compensation" and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to Boards of similar companies.

8.    The Board of Directors has expressly assumed the responsibility for developing the Company's approach to governance issues and in responding to governance guidelines.

9.    The Company has not formally developed position descriptions for the Board and the Chief Executive Officer.  However, the Board is satisfied that senior management is fully aware of their responsibilities and those matters which are within their mandate.

10.    The Board has functioned, and is of the view that it can continue to function, independently of management as required.  The Board has not met without management present, given management representation on the Board and given that in view of the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board discussions.  Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board's overall relationship with management.

11.    The Audit Committee is composed of one management and two non-management directors.  The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal control.  The Audit Committee has direct communication channels with the external auditors.  Due to its size, the Company has no formal internal audit process.

12.    The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company.  If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board for consideration.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no man-agement nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 200 2 , (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the members at the Meeting.  The Financial Statements, together with the Auditors' Report thereon, are being mailed to the members of Record with this Information Circular.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then.  In the absence of instructions to the contrary the shares represented by proxy will be voted on a poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXER-CISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at four (4) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

NAME AND PRESENT OFFICE HELD	DIRECTOR SINCE	NUMBER OF SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED AT THE DATE OF THIS INFORMATION CIRCULAR	PRINCIPAL OCCUPATION AND IF NOT AT PRESENT AN ELECTED DIRECTOR, OCCUPATION DURING THE PAST FIVE (5) YEARS
Ken Z. Cai President, Chief Executive Officer and Director	February, 1996	5,659,500 *	Geologist
William Meyer Chairman and Director	July , 1999	114,000	Professional Engineer
Robert M. Callander Director	August, 1996	62,250	Vice President, Caldwell Securities Ltd.
Hans Wick Director	March, 1997	90,000	Financial Advisor

*

* Ken Cai holds greater than 10% of Pacific Canada Resources Inc., a private company, which beneficially owns 4,917,500 common shares o f the Company ..  Also includes 742,000 previously granted stock options. (see page 2 hereof).

All of the nominees are residents of Canada, except for Hans Wick who resides in Switzerland.

Advance Notice of the Meeting was published pursuant to Section 135 of the Company Act at Vancouver, BC on April 17, 2003 .

APPOINTMENT OF AUDITORS

Management proposes the appointment of Ellis Foster, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

APPROVAL OF DIRECTORS AND CERTIFICATE

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

"Ken Z. Cai"

"William Meyer"

Ken Z. Cai

William Meyer

President & CEO

Chairman

Exhibit 2.4

PROXY

ANNUAL GENERAL MEETING OF MEMBERS OF MINCO MINING & METALS CORPORATION (the "Company")

TO BE HELD AT:  The Ferguson Room

                              Terminal City Club

                              837 West Hastings Street

                              Vancouver,  British Columbia

ON WEDNESDAY, JUNE 25, 2003 AT 10:00 A.M.

The undersigned Member of the Company hereby appoints, Ken Cai, President and Chief Executive Officer of the Company, or failing him, William Meyer, Chairman of the Company, or ____________________________________, (print the name), as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the aforesaid meeting of the Members of the Company (the "Meeting") and every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

For

Withhold

For     Withhold

1.  Appointment of Auditor.

_____

  _____

2.  To authorize Directors to fix Auditor's remuneration.

_____

  _____

For

Against

3.  To determine the number of directors at four (4).

_____

  ______

For

Withhold

4.  To elect Ken Z. Cai as a Director.

                _____

                  ______

     To elect Robert M. Callander as a Director.

_____

  ______

     To elect William Meyer as a Director.                                               _____

   ______

     To elect Hans Wick as a Director.

_____

 ______

5.  To grant the proxyholder authority to vote at his/her

For

Against

     discretion on any amendment to the previous

_____

  _____

     resolutions, or any other matters which may properly

     come before the Meeting.

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________________________________

Please print name:  _________________________________________________

Date:  ________________________________________________________

THIS PROXY FORM MUST BE SIGNED AND DATED.  SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.    This Proxy is solicited by the Management of the Company.

2.    This form of proxy ("Instrument of Proxy") must be signed by you, the Member, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.    If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Member, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Member, by Computershare Trust Company of Canada.

4.    A Member who wishes to attend the Meeting and vote on the resolutions in person, may do so as follows:

        (a) If you are a registered Member: simply register with the scrutineer before the Meeting begins.

        (b) If you are a Member whose securities are held by a financial institution: using the reverse of this Instrument of Proxy, strike out the names of the management proxyholders shown and insert your name as the proxyholder in the blank space provided, indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and sign, date and return the Instrument of Proxy to the financial institution or its agent who will validate and file your votes with Computershare Trust Company of Canada.  At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

5.    A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

        (a) If you are a registered Member:

               (i)  To appoint one of the management proxyholders named on the Instrument of Proxy, leave the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Member with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Member had specified an affirmative vote;

        or

              (ii) To appoint another proxyholder, who need not be a Member of the Company to vote according to the Member's instructions, strike out the Management proxyholders shown and insert the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

     (b) If you are a Member whose securities are held by a financial institution:

Complete this Instrument of Proxy and return it to your financial institution or its agent to validate and file your votes with Computershare Trust Company of Canada.  Do not complete the blank space provided for the appointment of an alternate proxyholder unless that person will be able to attend the Meeting and vote on your behalf.

6.    The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.    If a registered Member has submitted an Instrument of Proxy, the Member may still attend the Meeting and may vote in person. To do so, the Member must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.

The mailing address of Computershare Trust Company of Canada is Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario  M5J 2Y1, and its fax number is within North America:  1-866-249-7775, Outside North America 416-263-9524.

Exhibit 2.5

MINCO MINING & METALS CORPORATION

(the "Company")

Suite 1980 - 1055 West Hastings Street

Vancouver,  BC  V6E 2E9

Phone:  (604) 688-8002

RETURN CARD

Dear Shareholder:

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation.  If you wish to have your name put on the Supplemental Mailing List of the Company, such that you shall be mailed copies of the Company's interim financial statements in respect of the present fiscal year, then complete this form and return it to the Company, to the attention of the Corporate Secretary or Manager Investor Relations, at Suite 1980, 1055 West Hastings Street, Vancouver, BC. V6E 2E9.  You may also fax this form to Fax:  (604) 688-8030.

Name: (Please Print) ______________________________________________

Address: _______________________________________________________

Telephone:  (optional) _____________________________________________

Fax:  (optional) __________________________________________________

Number of Voting

Securities Held: __________________________________________________

                                                             Signature